Filed by Synopsys, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: ANSYS, Inc.
(Commission File No. 000-20853)

NEWS RELEASE

Synopsys Enters Definitive Agreement with Keysight Technologies
For Sale of Optical Solutions Group

Highlights:

●	Synopsys to sell its Optical Solutions Group to Keysight Technologies for undisclosed terms.

●
The transaction is subject to customary closing conditions, including review by regulatory authorities, and the successful closing of Synopsys’ proposed acquisition of Ansys, which is currently pending regulatory approvals and expected to close in the first half of 2025.

●	Synopsys Optical Solutions provides design tools to help optical engineers deliver superior optics to market faster.

●	These tools will complement and broaden Keysight’s existing design engineering software portfolio.

SUNNYVALE, Calif., Sept. 19, 2024 – Synopsys, Inc. (NASDAQ: SNPS) today announced it has entered into a definitive agreement for the sale of its Optical Solutions Group (OSG) to Keysight Technologies, Inc. (NYSE: KEYS), a leading provider of design, emulation and test solutions. The transaction is subject to customary closing conditions, including review by regulatory authorities, and the closing of Synopsys’ proposed acquisition of Ansys, which is pending regulatory approvals and expected to close in the first half of 2025. The sale of OSG was determined to be a necessary step towards obtaining regulatory approval of and successfully closing Synopsys' proposed acquisition of Ansys.

“We are proud of Synopsys’ Optical Solutions Group, which has developed leading optical design tools backed by an expert team of optical engineers and scientists,” said Ravi Subramanian, general manager of the Systems Design Group at Synopsys. “Keysight will be an excellent future steward for this team, and customers worldwide will benefit from continued, strong competition in the development and delivery of optical design solutions.”

OSG provides design tools and services to model all aspects of light propagation for high-accuracy optical product simulations and visualizations. This includes products such as: CODE V for imaging systems design, LightTools illumination design software, LucidShape for automotive lighting design, RSoft Photonic Device Tools, and the recently announced ImSym – a groundbreaking virtual prototyping platform for imaging systems. These tools provide intelligent, easy-to-use solutions and an expert support team anchored by optical engineers to help customers deliver superior optics to market faster.

“Given the increasing complexity of electronics design, Keysight is excited to expand its software simulation portfolio with the acquisition of Synopsys’ Optical Solutions Group,” said Niels Faché, vice president and general manager, Keysight Design Engineering Software. “This acquisition will give us the capabilities to enable high-performance system use cases beyond electronics, including optics and photonics. We look forward to welcoming the business’ employees to Keysight when the transaction closes and working with them to address customers’ critical design challenges requiring multi-physics simulations to predict product performance.”

This transaction is not material to Synopsys’ financials, and terms of the agreement were not disclosed. Synopsys is committed to a seamless transition for the OSG team, customers and partners. Until the transaction closes, OSG will operate business-as-usual, as part of Synopsys with a focus on execution, customer service and continued innovation.

About Synopsys

Catalyzing the era of pervasive intelligence, Synopsys, Inc. (Nasdaq: SNPS) delivers trusted and comprehensive silicon to systems design solutions, from electronic design automation to silicon IP and system verification and validation. We partner closely with semiconductor and systems customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow. Learn more at www.synopsys.com.

Synopsys Contacts:

Trey Campbell
Investor Relations
synopsys-ir@synopsys.com

Cara Walker
Media Relations
corp-pr@synopsys.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including, but not limited to, statements regarding the proposed transaction, the anticipated timing of the closing thereof and the post-closing transition of OSG, and its customers and partners; the anticipated timing of the closing of Synopsys’ pending acquisition of Ansys (the Ansys Merger), including the pending regulatory approval of the Ansys Merger; the market outlook and products of OSG, and the benefits of and costs from the transaction to Keysight; and strategies related to Keysight’s and OSG’s future products, technology and services. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many risks, uncertainties and other factors could cause actual future events to differ materially from those expressed or implied in forward-looking statements in this press release, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, transition costs, future capital expenditures, revenues, expenses, earnings, economic performance, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies that may adversely affect Synopsys’ business, financial condition and operating results, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including, among other things, receipt of regulatory approval on the terms expected, or at all, and successful closing of the Ansys Merger, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), Synopsys or Keysight or the expected benefits of the proposed transaction, (iv) uncertainties as to Keysight’s access to available financing to consummate the proposed transaction upon acceptable terms and on a timely basis or at all, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Synopsys’ business relationships, competition, business, financial condition, and operating results, (vii) risks that the proposed transaction disrupts current plans and operations of Synopsys and the ability of Synopsys to retain and hire key personnel, (viii) risks related to diverting the attention of Synopsys’ management team from the ongoing business operations of Synopsys or the Ansys Merger, (ix) the outcome of any legal proceedings that may be instituted against Synopsys related to the proposed transaction, (x) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to its retained business after the completion of the proposed transaction, (xi) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xii) uncertainty in the macroeconomic and geopolitical environment and its potential impact on the semiconductor and electronics industries, (xiii) uncertainty in the growth of the semiconductor and electronics industries, (xiv) the highly competitive industry Synopsys operates in, (xv) actions by the U.S. or foreign governments, such as the imposition of additional export restrictions or tariffs, (xvi) consolidation among Synopsys’ customers and its dependence on a relatively small number of large customers, (xvii) legislative, regulatory and economic developments affecting Synopsys’ business and (xviii) the evolving legal, regulatory and tax regimes under which Synopsys operates.

Additional information on potential risks, uncertainties and other factors that could affect Synopsys' results is included in filings we make with the SEC from time to time, including in the sections entitled “Risk Factors” in Synopsys' latest Annual Report on Form 10-K and in its latest Quarterly Report on Form 10-Q. The information provided herein is as of September 19, 2024. Synopsys undertakes no duty to, and does not intend to, update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.